ALLIED BANCSHARES, INC

Financial Statements

December 31, 2005 and 2004

(with Independent Accountant’s Report thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Allied Bancshares, Inc.

Cumming, Georgia

We have audited the consolidated balance sheets of Allied Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/PORTER KEADLE MOORE, LLP

Atlanta, Georgia

March 20, 2006

ALLIED BANCSHARES, INC.  AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets
Cash and due from banks	$2,113,778	1,490,159
Federal funds sold	10,499,671	5,122,000
Interest-bearing deposits in banks	57,941	56,981
Total cash and cash equivalents	12,671,390	6,669,140
Investment securities	3,911,207	3,008,438
Other investments	896,292	860,292
Total securities	4,807,499	3,868,730
Loans	106,793,143	52,423,821
Less: Allowance for loan losses	(1,374,914)	(655,298)
Net loans	105,418,229	51,768,523
Premises and equipment, net	3,636,780	3,555,887
Accrued interest receivable and other assets	1,330,330	308,256
Total assets	$127,864,228	66,170,536

Liabilities and Stockholders’ Equity

Liabilities:
Deposits:
Noninterest-bearing demand	$8,264,905	3,436,473
Interest bearing demand	20,009,491	16,048,066
Savings	4,391,814	122,116
Time, $100,000 or more	54,196,335	23,331,451
Other time deposits	26,158,608	9,786,526
Total deposits	113,021,153	52,724,632
Accrued interest payable and other liabilities	558,477	135,953
Total liabilities	113,579,630	52,860,585

Commitments

Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized; 1,502,000 shares issued and outstanding in 2005 and 1,500,000 share issued and outstanding in 2004	150,200	150,000
Additional paid-in capital	14,977,897	14,766,668
Accumulated deficit	(805,851)	(1,604,106)
Accumulated other comprehensive income	(37,648)	(2,611)
Total stockholders’ equity	14,284,598	13,309,951
Total liabilities and stockholders’ equity	$127,864,228	66,170,536

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC.

Consolidated Statements of Earnings

For the Years Ended December 31, 2005 and 2004

	2005	2004
Interest income:
Interest and fees on loans	$5,895,042	1,462,153
Interest on deposits in other banks	133,638	92,633
Interest on federal funds sold	234,118	43,441
Interest and dividends on investment securities, taxable	125,823	46,131
Total interest income	6,388,621	1,644,358

Interest expense:
Interest bearing demand and money market deposits	574,994	175,579
Time deposits	1,877,337	308,507
Other	634	6,150
Total interest expense	2,452,965	490,236

Net interest income	3,935,656	1,154,122

Provision for loan losses	719,616	655,298

Net interest income after provision for loan losses	3,216,040	498,824

Service charges and other fees	284,722	57,318

Other expense:
Salaries and benefits	1,902,678	1,181,347
Compensation expense-directors warrants	191,429	-
Net occupancy and equipment expense	406,568	252,413
Other operating expenses	692,051	370,808
Total other expense	3,192,726	1,804,568

Earnings (loss) before income taxes	308,036	(1,248,426)

Income tax benefit	490,219	-

Net earnings (loss)	$798,255	(1,248,426)

Basic earnings (loss) per share	$.53	(.83)
Diluted earnings (loss) per share	$.51	(.83)

Weighted average number of shares	1,500,521	1,500,000

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC.

Consolidated Statements of Changes in Stockholders’ Equity

For The Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	$-	10	(355,680)	-	(355,670)
Redemption of organizer’s share of stock	-	(10)	-	-	(10)
Sales of common stock, net of offering expenses of $83,332	150,000	14,766,668	-	-	14,916,668
Net loss	-	-	(1,248,426)	-	(1,248,426)
Change in unrealized loss on securities available for sale, net of tax	-	-	-	(2,611)	(2,611)
Balance, December 31, 2004	150,000	14,766,668	(1,604,106)	(2,611)	13,309,951
Net earnings	-	-	798,255	-	798,255
Issuance of common stock from exercise of stock options	200	19,800	-	-	20,000
Acceleration of director warrants	-	191,429	-	-	191,429

Change in unrealized loss on securities available for sale, net of tax	-	-	-	(35,037)	(35,037)
Balance, December 31, 2005	$150,200	14,977,897	(805,851)	(37,648)	14,284,598

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC AND SUBSIDIARY

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2005 and 2004

	2005	2004
Net earnings (loss)	$798,255	(1,248,426)
Other comprehensive loss net of tax: Unrealized losses on investment securities available for sale:
Unrealized losses arising during the period	(56,512)	(4,210)
Income tax benefit related to unrealized losses	21,475	1,599
Other comprehensive loss	(35,037)	(2,611)
Comprehensive income (loss)	$763,218	(1,251,037)

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net earnings (loss)	$798,255	(1,248,426)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	243,762	124,660
Compensation expense for acceleration of director warrants	191,429	-
Deferred taxes	(635,238)	-
Provision for loan loss	719,616	655,298
Increase in interest receivable and other assets	(365,360)	(302,283)
Increase in interest payable and other liabilities	422,524	137,554
Net cash provided by (used in) operating activities	1,374,988	(633,197)

Cash flows from investing activities:
Proceeds from investment securities called or redeemed	3,078,152	-
Purchases of investment securities	(4,094,151)	(3,074,571)
Purchases of other investments	(36,000)	(860,292)
Net increase in loans	(54,369,322)	(52,423,821)
Purchases of premises and equipment	(267,937)	(3,568,689)
Net cash used in investing activities	(55,689,258)	(59,927,373)

Cash flows from financing activities:
Net increase in deposits	60,296,521	52,724,632
Issuance of common stock	20,000	-
Line of credit repaid	-	(488,196)
Proceeds from sale of common stock	-	14,999,990
Deferred offering expenses	-	(8,223)
Net cash provided by financing activities	60,316,521	67,228,203

Net change in cash and cash equivalents	6,002,251	6,667,633

Cash and cash equivalents at beginning of the year	6,669,140	1,507

Cash and cash equivalents at end of year	$12,671,391	6,669,140

Non-cash investing and financing activities: Change in unrealized loss on securities available for sale, net of tax	$(35,037)	(2,611)

Supplemental information: Interest paid	$2,207,970	369,718

 See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allied Bancshares, Inc. and its subsidiary bank provide a full range of banking and bank-related services to individuals and corporate customers in the Georgia counties of Forsyth and Hall and surrounding areas.  The Company is subject to regulation under the Bank Holding Company Act of 1956. The Bank is primarily regulated by the Office of the Comptroller of the Currency and undergoes periodic examinations by this regulatory agency.

The accounting and reporting policies of Allied Bancshares, Inc. and subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.  The following is a summary of the significant accounting policies.

      Basis of Presentation

The consolidated financial statements include the accounts of Allied Bancshares, Inc.  (the “Parent Company” or “Company”) and it’s wholly-owned subsidiary, First National Bank of Forsyth County (the Bank”), collectively known as the Company. All significant inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the market valuation reserve on investment securities available for sale. Management believes that the allowance for loan losses is adequate and the market valuation reserve is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.  Generally, federal funds are sold for one-day periods.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2005, all securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts on all non-callable investment securities are amortized or accreted, respectively, over the life of the related securities as adjustments to the yield.  Premium and discount on callable investment securities is amortized or accreted, respectively, to interest income on a straight-line method over the period to the call date of the related investment. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include Federal Reserve Bank stock, Federal Home Loan Bank stock and stock in a closely held bank holding company, which have no readily determinable fair value and are carried at cost.

Loans

Loans are reported at the gross amount outstanding net of the valuation allowance for loan losses. Interest income is generally recognized over the terms of the loans based on the principal amount outstanding. Loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is recorded on the books. If the collectability of interest appears doubtful, accrual is discontinued. Accrued interest, which appears doubtful of collection, is reversed against interest income if accrued in the current year or charged to the allowance for loan losses if accrued in prior years. Payments received on non-accrual loans are recorded as a reduction to the loan’s balance. Accrual of interest is resumed if management believes a borrower’s financial position has improved.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely.  The allowance represents an amount that in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans.  Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses.  Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation expense on furniture and equipment is computed over estimated useful lives, which range from three to seven years.  The Bank building will be depreciated over its estimated useful life of 40 years.

Organizational Expenses

Start up costs and expenses associated with organizing the Bank such as regulatory application fees, legal and professional fees, and pre-opening salaries have been expensed for financial reporting purposes.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required.  A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.  In assessing the reliability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Earnings Per Common Share

Earnings (loss) per share has been computed based on the weighted average number of common shares outstanding during the period  which totaled 1,500,521 for the year ended December 31, 2005.  The basic earnings per share calculation has been adjusted to reflect the impact of dilutive securities in the form of stock options and director warrants.  For 2004, the effect of potential common shares outstanding would be anti-dilutive, and therefore is not presented. The basic and dilutive earnings per share for 2005 are as follows:

	Net Earnings	Common Shares	Per Share Amount

Basic earnings per share	$798,255	1,500,521	$.53
Effect of dilutive securities – stock options
and warrants	-	56,424	(.02)
Diluted earnings per share	$798,255	1,556,945	$.51

Recent Accounting Pronouncements

Share-Based Payment In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standard (“SFAS”) No. 123 (“SFAS No. 123 (R)”), Share-Based Payment, which requires all share-based payments to employees and directors, including grants of employee stock options, to be recognized in the financial statements based on their fair value.  Pro forma disclosure will no longer be an alternative to financial statement recognition.  For the Company, SFAS No. 123 (R) is effective for periods beginning after January 1, 2006.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 The Company is still evaluating the transition provisions allowed by SFAS No. 123 (R) and expects to adopt it in the first quarter of 2006.  Management estimates share based compensation expense to approximate $58,000 per year through 2008.

Acceleration of vesting of warrants

 On July 20, 2005, the Company approved the acceleration of vesting of all outstanding unvested stock warrants with an exercise price of $10.00 per share previously awarded to its directors under the Company’s equity compensation plans. The unvested portion (191,429) of warrants to purchase an aggregate of 287,143 shares of common stock have been accelerated at an exercise price of $10.00 per share.  Under the recently issued Financial Accounting Standards Board Statement No. 123R, "Share-Based Payment" ("FAS 123R"), the Company will be required to apply the expense recognition provisions under FAS 123R beginning January 1, 2006. The Company believes that accelerating the vesting of the identified warrants will reduce the Company's compensation charges in subsequent periods. The consolidated statement of earnings includes a charge of $191,429 which represents the difference between the fair value of the Company shares at the acceleration date and exercise price of the unvested warrants.

Stock Option Plan

The Company has a Stock Option Plan, which is described more fully in Note 8.  The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations.  No stock-based employee compensation cost is reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the years ended December 31, 2005 and 2004.

Years Ended December 31,
	2005	2004
Net earnings (loss), as reported	$798,255	(1,248,426)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(558,683)	(69,861)
Proforma net earnings (loss)	$239,572	(1,318,287)
Compensation expense included in net earnings related to stock based awards	$191,429	-

Earnings per share:
Basic, as reported	$.53	(.83)
Basic, pro forma	$.16	(.88)
Diluted, as reported	$.51	NA
Diluted, pro forma	$.15	NA

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The weighted average fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004
Expected dividends	-0-	-0-
Expected life	7 years	7 years
Expected volatility	15%	15%
Risk free interest rate	3.99%	3.88%

The weighted average fair value of options granted during 2005 is $3.29 and $2.85 for 2004.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTE 2.  CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank on deposit with national banks or in cash.  At December 31, 2004, the Bank’s reserve requirement was approximately $189,000 and no requirement for December 31, 2005. The Bank maintained cash balances that were adequate to meet the requirements.

NOTE 3.  INVESTMENT SECURITIES

The Company’s investment securities at December 31, 2005 and 2004 consisted entirely of available-for-sale securities are as follows:

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Losses	Market Value
December 31, 2005
U.S. Government Agency securities	$2,084,670	-	(28,867)	2,055,803
Mortgage backed securities	951,316	-	(18,212)	933,104
Collateralized mortgage obligations	935,943	-	(13,643)	922,300
Total securities	$3,971,929	-	(60,722)	3,911,207

December 31, 2004
U.S. Government Agency securities	$3,012,648	180	(4,390)	$3,008,438

The amortized cost and estimated market value of investment securities available for sale at December 31, 2005, by contractual maturity, are show below.  Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Market Value
Due from five to ten years	$2,084,670	2,055,803
Mortgage backed securities	951,316	933,104
Collateralized mortgage obligations	935,943	922,300

	$3,971,929	3,911,207

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  INVESTMENT SECURITIES, (Continued)

Investment securities with a market value of $2,945,425 at December 31, 2005 were pledged to secure public funds or certain other deposits as required by law.   There were no investment securities pledged at December 31, 2004.

Other investments are comprised of the following for the years ended December 31:

	2005	2004
Alliance Bancshares, Inc	$499,992	499,992
Federal Reserve Bank	264,900	264,900
Federal Home Loan Bank	131,400	95,400
Total	$896,292	860,292

There were no securities in the portfolio as of December 31, 2005 and 2004 that were in a continuous unrealized loss position greater than twelve months.  The unrealized losses for less than twelve months on these debt securities as of December 31, 2005 and 2004 arose due to changing interest rates and are considered to be temporary. These unrealized losses are considered temporary because the repayment sources of principal and interest are government backed.

NOTE 4.  LOANS

Major classifications of loans at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Commercial, financial and agricultural	$4,301,692	4,453,859
Real estate – construction	37,072,896	18,456,569
Real estate – mortgage	60,975,825	27,531,111
Consumer and other	4,442,730	1,982,282
Total gross loans	106,793,143	52,423,821
Less: Allowance for loan losses	(1,374,914)	(655,298)
Net loans	$105,418,229	51,768,523

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Forsyth and Hall counties in Georgia.  Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.  There were no non-accrual loans and there were no loans that were considered impaired at December 31, 2005 and December 31, 2004.

The Bank provided $719,616 and $655,298 for the years ended December 31, 2005 and December 31, 2004, respectively, to the allowance for loan losses for potential problem loans.  No loans have been charged off since the Company began operations.  The allowance for loan losses is determined based on risk factors inherent in the portfolio or consistent with banks of the same age and portfolio mix.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following:

	2005	2004
Land	$1,096,319	1,096,319
Building	1,787,919	1,691,330
Furniture and equipment	996,067	830,976
Total	3,880,305	3,618,625
Less: Accumulated depreciation	(243,525)	(62,738)
Net amount	$3,636,780	3,555,887

Depreciation expense totaled $187,044 and $62,738 in 2005 and 2004, respectively.

NOTE 6.  DEPOSITS

The contractual maturity of time deposits at December 31, 2005 is shown below.

Maturing in:
2006	$67,828,480
2007	3,881,820
2008	3,910,290
2009	1,280,430
2010	3,453,923
Total	$80,354,943

For the years ended December 31, 2005 and 2004 the Bank has $33,793,061 and $13,925,093, respectively, in brokered deposits outstanding.  Brokered deposits mature through May 31, 2010.  The range of interest rates for those brokered deposits is 2.6% to 4.5%.  As of December 31, 2005, the Bank had relationships with two deposit brokers who provided the Bank with deposits totaling $19,869,000 and $7,524,000

NOTE 7.  INCOME TAXES

Income tax benefit for 2005 is comprised of the following components:

Current payable	$$145,019
Change in deferred taxes	(299,561)
Utilization of deferred taxes	271,400
Valuation allowance	(607,077)
Tax benefit for 2005	$(490,219)

The Company had no income tax expense or benefit for the year ended December 31, 2004, as net operating losses were incurred and financial statement deferred tax benefits remained unrecorded as their realization was heavily dependent on future taxable income.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  INCOME TAXES (Continued)

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

2005
Income taxes computed at federal statutory tax rate	$104,732
Increase (decrease) resulting from:
Change in valuation allowance	(607,077)
Other	12,126
Total	$(490,219)

The following summarizes the components of the net deferred tax asset.  The deferred tax asset is included as a component of other assets at December 31, 2005.

	2005	2004
Deferred income tax assets:
Pre-opening expenses	$150,630	196,978
Allowance for loan losses	411,400	138,234
Directors warrants	72,743	-
Operating loss carryforwards	465	271,865
Unrealized loses on investment securities available for sale	23,074	1,599
Total gross deferred income tax assets	658,312	608,676
Less: Valuation allowance	-	(607,077)
Deferred income tax asset	$658,312	1,599

NOTE 8.  STOCK OPTION PLAN

On August 18, 2004, the Board of Directors of the Company approved the 2004 Stock Option Plan, which allows for common stock options to be granted to eligible officers and employees.  Stock options granted under this plan are qualified incentive stock options and will not exceed 200,000.  Options become exercisable as determined by the Board of Directors at the time of grant.  For options granted during 2004, the options granted become vested and exercisable in annual increments of 20% of the total shares beginning December 31, 2004 through December 31, 2008.  For those options granted in 2005, the options became vested and exercisable in annual increments of 20% of the total shares at the anniversary date of the grant date.  Options granted under the plan expire after ten years.  The exercise price for the options granted will be no less than the market price on the day the option is granted, as determined by the Board of Directors.  Options granted under the 2004 Stock Option Plan total 134,000 shares with exercise prices ranging from $10 - $14 per share at December 31, 2005 and represent all of the stock options issued to date.   During 2005, 2,000 stock options have been exercised.

In connection with the Company’s formation and initial offering, the Company issued 287,143 warrants to purchase its common stock to the organizers.  The warrants allow each holder to purchase one additional share of common stock at $10 per share. As noted in footnote 1, the Board of Directors approved the acceleration of all warrants.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  STOCK OPTION PLAN (Continued)

A summary status of the Company’s Stock Option Plan as of December 31, 2005 and 2004, and changes during the years ending on those dates is as follows:

2005			2004
	Option Shares	Weighted Average Option Price Per Share	Option Shares	Weighted Average Option Price Per Share
Outstanding, beginning of year	110,000	$10.00	-	$-
Granted during the year	24,000	$11.38	110,000	$10.00
Exercised during the year	(2,000)	$10.00	-	$-
Outstanding, end of year	132,000	$10.25	110,000	$10.00
Number of shares exercisable	42,000		22,000

Information pertaining to options outstanding at December 31, 2005 is a follows:

Options Outstanding	Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.00 - $14.00	132,000	8	$10.25	42,000	$10.00

NOTE 9.  RELATED PARTY TRANSACTIONS

The Bank conducts transactions with directors and executive officers, including companies in which they have a beneficial interest, in the normal course of business.  It is the Bank’s policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons.   The following is a summary of related party loans for 2005:

The aggregated amounts of deposits of directors and executive officers and their related interests amounted to approximately $768,391 and $1,701,677 at December 31, 2005 and 2004, respectively.

Loan advances to and repayments from directors and their related interests during 2005 are shown in the table below:

Balance, beginning of year	$541,335
New loans	714,060
Loan repayments	(569,635)
Balance, end of year	$685,760

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  STOCKHOLDERS’ EQUITY

The Company and the Bank are subject to various capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance- sheet items as calculated under regulatory accounting practices. The Company’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following tables) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category. To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Company must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the tables. The Company’s actual capital amounts and ratios are also presented in the following tables. Capital levels at the Parent Company approximate those of the Bank.

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. The Bank’s capital ratios at December 31, 2005 and 2004 are listed below.  The Company’s stockholders’ equity is approximately $1.1 million in excess of the Bank’s capital.

Regulatory Capital Ratios

 ($ in thousands)

Actual	Adequately Capitalized Requirement	Well Capitalized Requirement

	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Tier 1 Capital to Average Assets	$14,568	11.3%	4,699	4.0%	5,864	5.0%
Tier 1 Capital to Risk Weighted Assets	13,193	11.5%	4,607	4.0%	6,911	6.0%
Total Capital to Risk weighted Assets	13,193	12.7%	9,215	8.0%	11,518	10.0%

As of December 31, 2004:
Tier 1 Capital to Average Assets	9,026	14.6%	2,466	4.0%	3,083	5.0%
Tier 1 Capital to Risk Weighted Assets	9,026	15.5%	2,331	4.0%	3,496	6.0%
Total Capital to Risk weighted Assets	9,681	16.6%	4,662	8.0%	5,827	10.0%

Management believes, as of December 31, 2005, that the Company and the Bank meet all capital requirements to which they are subject.

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. The Bank is currently not allowed to pay dividends to the Company until it becomes cumulatively profitable.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  OFF BALANCE-SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  At December 31, 2005 and 2004, commitments to extend credit totaled $19,308,000 and $8,362,000, respectively.   The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment primarily collateralize the Bank’s loans. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

 Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2005 and 2004, commitments under letters of credit aggregated $910,160 and $264,500, respectively. In 2005 and 2004; the Bank was not required to perform on any letters of credit.

The Company has line of credit agreements with two financial institutions to borrow up to $5.5 million with interest rates indexed to the federal funds purchased rate.  These lines of credit are unsecured and allow borrowings for no more than 14 consecutive days.  The agreements are renewable each year.  There were no borrowings outstanding under these agreements as of December 31, 2005 or December 31, 2004.

NOTE 12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  FAIR VALUE OF FINANCIAL INSTRUMENTS, (Continued)

Other Investments - The carrying value of other investments is estimated to approximate fair value.

Deposits - The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit - Off-balance sheet financial instruments (commitments to extend credit and stand-by letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and the fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2005 are as follows:

Fair Value of Financial Instruments

($ in thousands)

December 31, 2005
	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$ 12,671	12,671
Investment securities	3,911	3,911
Other investments	896	896
Loans	105,418	105,117
Financial liabilities:
Deposits	113,021	110,517

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.  CONDENSED FINANCIAL INFORMATION OF ALLIED BANCSHARES, INC.

CONDENSED BALANCE SHEETS

(Parent Only)

	2005	2004
Assets
Cash and due from banks	$330,506	3,786,472
Investment in subsidiary	13,155,542	9,023,487
Other investment	499,992	499,992
Other assets	298,558	-
Total assets	$14,284,598	13,309,951

Stockholders’ Equity
Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized; 1,502,000 shares issued and outstanding in 2005 and 1,500,000 share issued and outstanding in 2004.	150,200	150,000
Additional paid-in capital	14,977,897	14,766,668
Accumulated deficit	(805,851)	(1,604,106)
Accumulated other comprehensive income	(37,648)	(2,611)
Stockholders’ equity	$14,284,598	13,309,951

CONDENSED STATEMENT OF OPERATIONS

(Parent Only)

	2005	2004
Interest income	$-	18,258

Other expense:
Interest expense	-	6,045
Salaries and benefits	191,429	179,709
Net occupancy and equipment expense	-	34,140
Other operating expenses	75,966	72,887
Total other expense	267,395	292,781
Loss before income tax benefit and equity in undistributed earnings (loss) of subsidiary	(267,395)	(274,523)
Income tax benefit	298,558	-
Equity in undistributed earnings (loss) of subsidiary	767,092	(973,903)
Net earnings (loss)	$798,255	(1,248,426)

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.  CONDENSED FINANCIAL INFORMATION OF ALLIED BANCSHARES, INC.  (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Parent Only)

	2005	2004
Cash flows from operating activities:
Net earnings (loss)	$798,255	(1,248,426)
Adjustments to reconcile net loss to net cash used in operating activities:
Compensation expense for acceleration of director warrants	191,429	-
Equity in undistributed (earnings) loss of Bank	(767,092)	973,903
Changes in deferred tax asset	(223,373)	-
Change in other assets	(75,185)	55,909
Net cash used in operating activities	(75,966)	(218,614)

Cash flows from investing activities:
Capital infusion into the Bank	(3,400,000)	(10,000,000)
Purchases of other investments	-	(499,992)
Net cash used in investing activities	(3,400,000)	(10,499,992)

Cash flows from financing activities:
Change in line of credit	-	(488,196)
Proceeds from sale of common stock	-	15,000,000
Deferred offering expenses	-	(8,223)
Redemption of organizing share of stock	-	(10)
Exercise of stock options	20,000	-
Net cash provided by financing activities	20,000	14,503,571

Net change in cash and cash equivalents	(3,455,966)	3,784,965

Cash and cash equivalents at beginning of the year	3,786,472	1,507

Cash and cash equivalents at end of year	$330,506	3,786,472

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.  OTHER COMMITMENTS AND OBLIGATIONS

The Company entered into employment agreements with its President & Chief Executive Officer, Chief Financial Officer, and Chief Lending Officer. These agreements have terms of five years, provide for a base salary, incentive bonuses, and other perquisites commensurate with their employment.

The Bank is currently operating in a leased facility for the Gainesville, Georgia branch.  Monthly rent related to this lease is $5,971.  The lease expires on February 29, 2007. Total rent expense for the year ended December 31, 2005 was $76,622.  Annual lease payments related to the leased facility is $71,652

  NOTE 15.  MISCELLANEOUS OPERATING INCOME AND EXPENSES

Significant components of other operating income and expense included in the consolidated statements of earnings in excess of 1% of interest and other income for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Other operating income
Secondary market mortgage origination fees	$133,567	38,416
Other operating expenses
Professional fees	162,238	121,117
Data processing fees	154,566	55,647